Exhibit 99.1

NexGen Announces Best Hole (RK-24-207) to Date and Material Expansion of Mineralized Zone at Patterson Corridor East

VANCOUVER, BC, Aug. 8, 2024 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the mineralized zone at Patterson Corridor East (PCE) has materially expanded since the original discovery in the 2024 Winter Program (see NexGen News Release dated March 11, 2024). The Summer Drill Program commenced May 21st, with eight (8) out of twelve (12) drillholes intersecting mineralization to date (Figures 1 and 2, Table 1). Extensive mineralization plunges to the east with a span of 540 m along strike and 600 m vertical extent, showing wide intervals of elevated radioactivity that remain open at depth and along strike. In comparison, previously reported holes from PCE had identified two mineralized holes, 275 m apart.

Off-scale (>61,000 cps) high-grade uranium mineralization has been intersected in four drillholes to date, including RK-24-183, -197, -202, and -207. The most recent intersection in RK-24-207 contains the first instance of massive replacement by uraninite, a key indicator of a strongly mineralized system (Figures 3 and 4, Table 1) with 1.5 m >10,000 cps (including 0.3 m >61,000 cps) within cumulative interval mineralization of 26.2 m > 500 cps (Table 2).

Results include the best and most recent intercept in RK-24-207, that confirms continuity of mineralization, massive replacement uranium and significant high grade at PCE (Table 1). The high-intensity style mineralization is indicative of exceptional formation conditions linked to significant orebodies within the Athabasca Basin and most notably the Arrow Deposit 3.5 km to the west. In addition, this zone of high-intensity mineralization in RK-24-207 is at a similar depth to Arrow's A2 high-grade heart. PCE, like Arrow, is contained solely in the competent basement rock which is the ideal underground setting. The mineralized signature is expressed as very analogous to Arrow, localized veins (up to off-scale >61,000 cps) within elevated radioactivity that extends over more than 100 m.

Summer drilling to date totals 10,045.5 m of the planned 22,000 m from 12 completed drillholes. Assays from disclosed mineralized intersections are pending and due in Q4 2024.

As a consequence of these results, the focus of the summer program has substantially elevated with two primary objectives:

  continue to test the extent of the mineralized system through bold step outs, and vector in on the high-grade zones within the broader mineralized system.

Leigh Curyer, Chief Executive Officer, commented: "In the first two months of the summer program, the results have rapidly indicated an expansive, mineralized footprint with remarkable continuity. Geological characteristics are very analogous to Arrow indicating a large, pervasive and high-grade system. The summer program has been purposely bold with very large drill step outs and has intersected mineralization in an additional 8 of the 12 holes drilled. Important to note, PCE has currently hit 4 holes with intense mineralization >61,000 cps, with this occurring at Arrow for the first time in the 15th hole - which led to subsequently delineating broad ultra-high grade zones in the A2 shear of Arrow.

Discoveries of the calibre of Arrow all take their own path in terms of time and extent of drilling to fully define. PCE is now commencing its path showing all the characteristics of Arrow at the same stage. PCE validates the continued prospectivity of the NexGen land package is immense and underpins the southwest Athabasca Basin as the future of Canada's uranium industry growth over the balance of this century.

NexGen is at an incredibly exciting stage, focused on concluding the Federal Environmental Assessment for the Rook I Project, construction readiness on receipt of final approvals and in parallel drilling a newly discovered zone of mineralization."

Mineralization is hosted as semi-massive to massive pitchblende veins, fracture coatings, and disseminations. Structures focus the mineralization via reactivated shears and faults while competent wall rock (silicified orthogneiss) acts as a physical trap. The mineralization and alteration patterns depict a well-developed hydrothermal fluid system. Typical alteration associated with the mineralization includes the formation of iron-rich minerals (hydrothermal hematite), iron oxide (limonite), clay, and chlorite. These characteristics combined with the size of the mineralized footprint, as well as the presence of >61,000 cps, demonstrates the similarities between PCE and Arrow at the same stage.

Figure 1: Schematic plan view of mineralized footprint at Arrow and PCE at the same stage of drilling; gravity as background with low values in blue (CNW Group/NexGen Energy Ltd.)

Figure 2: Schematic long section of mineralized footprint at Arrow and PCE at the same stage of drilling (CNW Group/NexGen Energy Ltd.)

Figure 3: Core photo from RK-24-207; high grade mineralization is hosted across 7.1 m from 523.9 to 531 m with outer low grade disseminated uranium extending above to 519.4 and below to 534.4 m; Narrow secondary veins are hosted nearby in the footwall below (CNW Group/NexGen Energy Ltd.)

Figure 4: RK-24-207 close-up of off-scale (>61,000 cps) massive replacement by uraninite at 525.1 m (CNW Group/NexGen Energy Ltd.)

Figure 5: RK-24-202 uraninite as blebs along foliation and fracture coating at 934.4 m, max peak of >61,000 cps (CNW Group/NexGen Energy Ltd.)

Figure 6: RK-24-202 mineral replacement by uraninite within shear zone at 967.5 m, max peak of 49,000 cps (CNW Group/NexGen Energy Ltd.)

Table 1: 2024 Summer program spectrometer results to date

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-24-195	310	-70	588.0	N/A	171.5	172.0	0.5	<500 - 1,500
					172.0	172.5	0.5	<500
					192.0	192.5	0.5	<500
					216.0	216.5	0.5	<500
RK-24-196	310	-70	841.0	103.4	701.5	703.0	1.5	<500
					703.0	703.5	0.5	1,600 - 2,500
					703.5	704.0	0.5	<500
					704.0	704.5	0.5	570 - 1,320
					705.5	706.0	0.5	<500 - 520
					723.5	724.0	0.5	<500 - 600
					731.0	731.7	0.7	<500
					731.7	731.8	0.1	3,380 - 4,180
					731.8	731.9	0.1	10,000 - 14,000
					731.9	732.0	0.1	<500
					732.0	732.1	0.1	<500 - 3,100
					732.5	736.5	4.0	<500 - 3,100
					741.0	741.5	0.5	<500 - 4,000
					742.5	743.0	0.5	<500 - 1,000
					744.5	745.0	0.5	<500
					745.0	745.5	0.5	<500 - 1,350
					745.5	746.0	0.5	<500
					746.0	746.5	0.5	<500 - 520
					746.5	747.0	0.5	<500 - 530
					747.0	748.0	1.0	<500
					748.5	749.0	0.5	<500
					749.5	750.0	0.5	<500 - 3,200
					750.0	750.5	0.5	<500 - 2,100
					757.0	757.5	0.5	<500 - 2,350
					758.0	758.5	0.5	<500
					760.0	760.5	0.5	<500
					765.5	766.6	1.1	<500
RK-24-197	310	-70	792.0	117.7	241.0	241.5	0.5	<500
					518.0	521.5	3.5	<500
					523.5	524.0	0.5	<500
					524.0	524.5	0.5	<500 - 990
					524.5	525.0	0.5	<500 - 2990
					525.0	525.5	0.5	<500 - 2510
					525.5	526.0	0.5	<500 - 660
					526.0	526.4	0.4	<500 - 10,000
					526.4	526.6	0.2	10,000 - 13,050
					526.6	527.0	0.4	510 - 6,550
					527.0	527.5	0.5	1,040 - 9,560
					527.5	527.6	0.1	9,580 - 10,000
					527.6	527.8	0.2	10,000 - 26,400
					527.8	528.5	0.7	<500
					528.5	528.8	0.3	940 - 10,000
					528.8	528.9	0.1	10,000 - 46,400
					528.9	529.0	0.1	865 - 2,250
					529.0	529.5	0.5	<500
					530.5	535.5	5.0	<500
					536.0	536.5	0.5	<500
					546.0	546.5	0.5	<500
					546.5	547.0	0.5	<500
					547.0	547.5	0.5	<500 - 670
					547.5	548.0	0.5	<500
					548.0	548.5	0.5	<500 - 890
					548.5	548.6	0.1	1,000 - 8,200
					548.6	548.8	0.2	21,200 - 33,800
					548.8	549.0	0.2	42,600 - 52,800
					549.0	549.5	0.5	600 - 1,500
					549.5	550.0	0.5	2,200 - 4,400
					550.0	550.5	0.5	<500 - 1,600
					550.5	551.0	0.5	<500
					551.0	551.5	0.5	<500 - 620
					551.5	552.0	0.5	<500 - 550
					552.0	552.5	0.5	1,300 - 2,000
					552.5	552.6	0.1	25,000 - 32,000
					552.7	552.9	0.2	40,100 - >61,000
					552.9	553.0	0.1	17,100 - 25,000
					553.0	553.5	0.5	<500 - 1,500
RK-24-198	310	-70	743.2	117.3	333.5	334.0	0.5	<500
					669.5	670.0	0.5	<500
RK-24-199	310	-70	807.0	107.1	No Significant Intersections
RK-24-200	310	-70	804.0	112.6	339.0	339.5	0.5	<500
					354.0	354.5	0.5	<500 - 750
					465.5	466.0	0.5	<500 - 600
					611.0	611.5	0.5	<500 - 660
					612.0	612.5	0.5	<500
					613.0	613.5	0.5	<500 - 970
					619.0	619.5	0.5	<500 - 510
					619.5	620.0	0.5	<500
					623.0	623.5	0.5	<500
RK-24-201	310	-70	939.0	108.9	412.5	413.0	0.5	<500
					673.5	674.0	0.5	<500
					674.5	675.0	0.5	<500
					675.0	675.5	0.5	<500 - 3,800
					675.5	676.0	0.5	<500
					677.5	678.0	0.5	<500 - 550
					678.5	679.0	0.5	650 - 700
					679.0	679.5	0.5	<500
					680.0	681.0	1.0	<500
					693.5	694.0	0.5	700 - 800
					694.0	695.0	1.0	<500
					695.0	695.5	0.5	700 - 900
					695.5	696.0	0.5	<500
					696.0	696.5	0.5	500 - 1,800
					696.5	697.0	0.5	500 - 2,600
					697.0	699.0	2.0	<500
					699.5	700.5	1.0	<500
					700.5	701.0	0.5	650 - 700
					701.0	701.5	0.5	<500 - 550
					701.5	702.0	0.5	<500 - 600
					702.0	702.5	0.5	<500 - 750
					703.0	703.5	0.5	<500
					708.0	709.0	1.0	<500
					721.5	722.0	0.5	<500
					741.0	741.5	0.5	<500
					765.5	766.0	0.5	<500 - 1300
					819.0	819.5	0.5	<500 - 1800
					822.5	823.0	0.5	<500 - 630
					837.5	838.0	0.5	<500
					867.5	868.0	0.5	<500
RK-24-202	310	-70	1138.2	106.3	622.5	623.0	0.5	<500
					623.5	624.0	0.5	<500
					732.0	732.5	0.5	<500
					780.5	781.0	0.5	<500
					846.0	850.3	4.3	<500
					886.0	886.2	0.2	<500 - 1,780
					886.2	886.3	0.1	10,000 - 14,100
					886.3	886.5	0.2	<500 - 1,700
					887.5	888.0	0.5	<500 - 1,300
					895.5	896.0	0.5	<500 - 3,200
					907.0	908.0	1.0	<500
					922.5	923.0	0.5	<500 - 650
					926.5	927.0	0.5	<500
					928.0	928.5	0.5	<500 - 540
					931.0	931.5	0.5	<500 - 3,400
					931.5	932.0	0.5	<500 - 1,050
					932.0	932.5	0.5	<500 - 650
					933.5	934.0	0.5	<500 - 2,580
					934.0	934.3	0.3	<500 - 6,100
					934.3	934.4	0.1	55,500 - >61,000
					934.4	934.5	0.1	<500
					936.0	936.3	0.3	<500
					936.3	936.4	0.1	12,000 - >61,000
					936.4	936.5	0.1	530 - 650
					943.5	944.0	0.5	<500 - 2,290
					944.0	944.5	0.5	<500 - 800
					947.0	947.5	0.5	<500
					948.5	949.0	0.5	<500
					951.0	951.5	0.5	<500
					951.5	951.7	0.2	850 - 3,200
					951.7	952.0	0.3	10,000 - 17,200
					952.0	952.5	0.5	<500 - 7,500
					952.5	953.0	0.5	<500 - 690
					953.0	953.5	0.5	<500
					953.5	954.0	0.5	<500 - 1,700
					954.0	954.5	0.5	600 - 2,020
					954.5	955.0	0.5	500 - 8,500
					955.0	955.5	0.5	<500
					955.5	956.0	0.5	500 - 2,250
					956.0	956.5	0.5	<500 - 3,200
					957.0	957.5	0.5	<500 - 1,500
					957.5	958.0	0.5	500 - 1,000
					958.0	958.5	0.5	<500 - 1,010
					958.5	959.0	0.5	<500 - 1,650
					959.0	959.5	0.5	<500 - 2,000
					959.5	960.0	0.5	<500 - 2,300
					961.0	961.5	0.5	<500 - 2,000
					961.5	962.0	0.5	<500 - 2,270
					963.0	964.0	1.0	<500
					964.0	964.5	0.5	<500 - 750
					965.0	965.5	0.5	<500 - 1,500
					965.5	966.0	0.5	3,000 - 8,000
					966.0	966.5	0.5	<500 - 3,000
					966.5	967.0	0.5	5,000 - 6,000
					967.0	967.3	0.3	5,000 - 6,000
					967.3	967.5	0.2	10,000 - 49,000
					967.5	968.0	0.5	1,700 - 8,100
					968.0	968.5	0.5	<500 - 2,000
					968.5	969.0	0.5	<500 - 1,600
					969.0	969.5	0.5	<500 - 940
					980.0	980.5	0.5	<500 - 4,000
					981.0	981.5	0.5	<500 - 650
					981.5	982.0	0.5	<500
					983.0	983.5	0.5	<500 - 820
					983.5	984.0	0.5	<500 - 900
					984.0	984.5	0.5	1450 - 1,820
					984.5	985.0	0.5	800 - 3,700
					985.0	985.5	0.5	<500 - 700
					985.5	986.0	0.5	<500
					996.5	997.0	0.5	<500
					997.5	998.0	0.5	<500
					998.0	998.5	0.5	<500 - 2,280
					1005.0	1006.5	1.5	<500
					1008.5	1009.5	1.0	<500
					1016.5	1017.0	0.5	<500 - 660
					1026.5	1027.0	0.5	<500
RK-24-203	310	-70	738.0	103.7	360.5	361.0	0.5	<500
					363.5	364.0	0.5	<500
					470.0	471.5	1.5	<500
					472.0	472.5	0.5	<500
RK-24-204	290	-70	822.0	110.1	471.5	472.0	0.5	<500
					553.0	553.5	0.5	<500
					554.0	555.0	1.0	<500
					555.0	555.5	0.5	<500 - 570
					555.5	556.0	0.5	<500 - 900
					556.0	556.5	0.5	680 - 1,900
					556.5	557.0	0.5	<500 - 1,300
					557.0	557.5	0.5	<500 - 530
					557.5	558.0	0.5	<500 - 1,150
					558.0	558.5	0.5	580 - 900
					558.5	559.0	0.5	<500 - 600
					559.0	560.0	1.0	<500
					574.0	574.5	0.5	<500 - 2,020
					574.5	575.0	0.5	<500 - 1,860
					575.0	575.5	0.5	<500 - 4,120
					575.5	576.0	0.5	<500 - 600
					576.0	576.5	0.5	<500 - 1,400
					576.5	577.5	1.0	<500
					578.0	578.5	0.5	<500 - 580
					579.0	579.5	0.5	<500 - 580
					579.5	580.0	0.5	<500
					580.0	580.5	0.5	<500 - 660
					580.5	580.8	0.3	2,100 - 2,800
					580.8	581.0	0.2	10,000 - 11,000
					581.0	581.5	0.5	3,600 - 8,000
					581.5	582.0	0.5	550 - 8,700
					582.0	582.5	0.5	<500 - 4,700
					582.5	583.0	0.5	800 - 2,200
					583.0	583.5	0.5	<500 - 1,500
					583.5	584.0	0.5	<500 - 2,400
					584.0	584.5	0.5	<500
					585.5	586.0	0.5	<500 - 680
					587.0	587.5	0.5	<500 - 5,370
					587.5	588.0	0.5	900 - 7,200
					588.0	588.5	0.5	<500 - 1,200
					588.5	590.0	1.5	<500
					595.5	596.5	1.0	<500
					597.0	597.5	0.5	<500 - 510
					598.5	599.0	0.5	<500 - 1,100
					599.0	599.5	0.5	<500 - 3,850
					599.5	600.0	0.5	<500 - 700
					600.0	600.5	0.5	<500 - 3,700
					600.5	601.0	0.5	<500
RK-24-205	320	-70	1032.0	109.1	459.5	464.0	4.5	<500
					464.0	464.5	0.5	500 - 1,000
					464.5	465.0	0.5	<500
					741.5	742.0	0.5	<500 - 1,100
					742.0	742.5	0.5	1,600 - 7,500
					742.5	743.0	0.5	<500 - 1,500
					746.5	747.0	0.5	<500 - 600
					747.0	748.0	1.0	<500
					766.0	766.5	0.5	<500
					768.0	768.5	0.5	<500 - 950
					769.0	769.5	0.5	<500 - 1,600
					769.5	770.0	0.5	500 - 1,300
					770.0	770.5	0.5	<500 - 1,300
					770.5	771.0	0.5	700 - 1,200
					771.0	771.5	0.5	<500 - 850
					771.5	772.0	0.5	<500 - 700
					772.5	773.5	1.0	<500
					779.5	780.0	0.5	<500 - 600
					780.0	780.5	0.5	<500
					784.0	784.5	0.5	<500 - 1,150
					784.5	785.0	0.5	<500
					785.0	785.5	0.5	<500 - 700
					786.0	786.5	0.5	600 - 1,400
					786.5	787.0	0.5	<500 - 1,050
					787.0	787.5	0.5	500 - 950
					787.5	788.0	0.5	<500
					788.0	788.5	0.5	<500 - 1,900
					788.5	789.0	0.5	<500 - 750
					789.0	789.5	0.5	800 - 4,200
					789.5	790.0	0.5	900 - 4,800
					790.0	790.5	0.5	<500 - 850
					791.0	791.5	0.5	<500 - 2,200
					791.5	792.0	0.5	<500 - 1,500
					792.0	792.5	0.5	<500 - 800
					792.5	793.0	0.5	<500
					793.0	793.5	0.5	<500 - 1,200
					793.5	793.6	0.1	<500 - 25,000
					793.6	794.0	0.4	<500 - 3,000
					794.0	794.5	0.5	<500
					794.5	795.0	0.5	<500 - 600
					795.0	795.5	0.5	<500
					802.0	802.5	0.5	<500
					804.0	804.5	0.5	<500
					804.5	805.5	1.0	<500 - 650
					807.0	807.5	0.5	<500 - 900
					807.5	808.0	0.5	<500 - 550
					808.0	808.5	0.5	<500
					851.0	851.5	0.5	<500
					853.5	854.0	0.5	<500 - 2,300
RK-24-206	298	-75	TBD	96.5	In progress
RK-24-207	330	-70	801.0	114.9	505.0	510.5	5.5	<500
					514.5	515.5	1.0	<500
					515.5	516.0	0.5	<500 - 980
					516.0	516.5	0.5	<500 - 650
					516.5	517.0	0.5	<500 - 410
					517.0	517.5	0.5	<500 - 800
					517.5	518.0	0.5	<500 - 950
					518.0	518.5	0.5	<500
					519.0	519.5	0.5	<500
					519.5	520.0	0.5	550 - 8,500
					520.0	520.5	0.5	1,000 - 1,750
					520.5	521.0	0.5	750 - 1,500
					521.0	521.5	0.5	<500 - 1,500
					521.5	522.0	0.5	<500 - 800
					522.0	522.5	0.5	700 - 8,500
					522.5	523.0	0.5	900 - 1,400
					523.0	523.5	0.5	800 - 1,700
					523.5	524.0	0.5	600 - 8,200
					524.0	524.5	0.5	10,000 - 32,000
					524.5	525.0	0.5	5,000 - 22,000
					525.0	525.1	0.1	30,000 - 60,000
					525.1	525.4	0.3	>61,000
					525.4	525.5	0.1	22,000 - 60,000
					525.5	526.0	0.5	600 - 6,200
					526.0	526.5	0.5	<500 - 3,500
					526.5	527.0	0.5	1,700 - 9,800
					527.0	527.5	0.5	2,800 - 20,000
					527.5	528.0	0.5	500 - 24,000
					528.0	528.5	0.5	750 - 1,200
					528.5	529.0	0.5	2,800 - 9,500
					529.0	529.5	0.5	1,100 - 6,500
					529.5	530.0	0.5	1,100 - 2,900
					530.0	530.5	0.5	550 - 1,600
					530.5	531.0	0.5	1,500 - 4,300
					531.0	531.5	0.5	550 - 900
					531.5	532.0	0.5	<500 - 750
					532.0	532.5	0.5	<500 - 1,200
					533.0	533.5	0.5	<500 - 1,250
					533.5	534.0	0.5	950 - 1,800
					534.0	534.5	0.5	600 - 1,500
					534.5	535.0	0.5	<500
					536.0	536.5	0.5	<500
					536.5	537.0	0.5	<500 - 15,000
					537.0	537.5	0.5	<500 - 4,200
					538.0	538.5	0.5	<500
					538.5	539.0	0.5	<500 - 560
					539.0	539.5	0.5	<500
					540.0	540.5	0.5	<500 - 7,200
					540.5	541.0	0.5	4,600 - 8,200
					550.5	551.0	0.5	<500
					552.0	552.5	0.5	<500 - 570
					554.0	554.5	0.5	<500
					558.5	559.0	0.5	<500
					560.0	561.0	1.0	<500
					567.5	568.0	0.5	<500
					572.5	573.0	0.5	<500
					578.5	579.0	0.5	<500
					581.5	582.0	0.5	<500 - 1,010
					583.5	584.5	1.0	<500
					585.5	586.0	0.5	<500 - 780
					586.0	587.0	1.0	<500
					595.0	595.5	0.5	<500
					595.5	596.0	0.5	<500 - 900
					596.0	597.0	1.0	<500
					600.5	601.0	0.5	<500
					610.5	611.0	0.5	<500
					619.0	620.0	1.0	<500 - 510
					625.8	627.0	1.2	<500 - 550
					636.8	641.0	4.2	<500
					644.0	645.5	1.5	<500
					717.5	718.5	1.0	<500 - 880
					729.0	732.0	3.0	<500 - 980

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  "Off-scale" refers to >61,000 cps total readings by gamma spectrometer type RS-125.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  Minimum thickness of 0.5 m downhole.
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

Table 2: Cumulative mineralization from 2024 summer program to date

Hole ID	Cumulative Radioactivity >500 cps (m)	Maximum Reading (cps)
RK-24-195	0.5	1,500
RK-24-196	10.3	14,000
RK-24-197	10.2	>61000
RK-24-198	0	N/A
RK-24-199	0	N/A
RK-24-200	1.5	970
RK-24-201	7	3,800
RK-24-202	23.6	>61000
RK-24-203	0	N/A
RK-24-204	16	11,000
RK-24-205	17	25,000
RK-24-207	26.2	>61000

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  Radioactivity measured by gamma scintillometer type RS-120 and gamma spectrometer type RS-125.
  Maximum readings stated as 'N/A' had no radioactivity >500 cps.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future. The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations, and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically, and environmentally. The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Manager, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/nexgen-announces-best-hole-rk-24-207-to-date-and-material-expansion-of-mineralized-zone-at-patterson-corridor-east-302217775.html

SOURCE NexGen Energy Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2024/08/c9516.html

%CIK: 0001698535

For further information: Contact Information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, www.nexgenenergy.ca; Monica Kras, Vice President, Corporate Development, +44 7307 191933, mkras@nxe-energy.ca, www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 08-AUG-24